                                                                      EXHIBIT 11

                   US FACILITIES CORPORATION AND SUBSIDIARIES

                       COMPUTATION OF EARNINGS PER SHARE

     The computation of per share income is based upon the weighted average number of common and common equivalent shares outstanding during each quarter ended September 30, as follows:

                      (000 omitted, except per share data)

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


                                            Quarter Ended     Nine Months Ended
                                             September 30       September 30
                                           ----------------   -----------------

                                            1995     1994       1995      1994
                                           ------   -------   --------   ------

Net Income                                 $3,477   $2,107     $10,248   $3,468
                                           ======   ======     =======   ======

Weighted average shares outstanding
   during the period                        5,628    5,849       5,547    5,789

Common stock equivalent shares                196      244         123      206
                                           ------   ------     -------   ------

Common and common stock equivalent
   shares outstanding for purposes of
   calculating income per share             5,824    6,093       5,670    5,995

Incremental shares to reflect full             46      (33)        102        4
 dilution                                  ------   ------     -------   ------

Total shares for purpose of calculating
   fully diluted income per share           5,870    6,060       5,772    5,999
                                           ======   ======     =======   ======

Net income per common and common
   equivalent share                         $0.60    $0.35       $1.81    $0.58
                                           ======   ======     =======   ======
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